SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: February 7, 2007	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Notice of Meeting and Record Date

Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, AB Canada T2J 7E8
February 7, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Securities Administration Branch — New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island — Registrar of Securities
The Toronto Stock Exchange
The New York Stock Exchange, Inc.
Securities and Exchange Commission

Re:	Agrium Inc. Notice of Meeting and Record Date
We are writing pursuant to National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” to notify you of the following dates in connection with the Annual and Special General Meeting of Shareholders of Agrium Inc.:

a) Date of Meeting:	May 9, 2007
b) Record Date for Notice:	March 13, 2007
c) Record Date for Voting:	March 13, 2007
d) Beneficial Ownership Determination Date:	March 13, 2007
e) Securities Entitled to Notice:	Common
f) Securities Entitled to Vote:	Common
g) Routine Business Only:	No

By:	“Gary J. Daniel”
Gary J. Daniel
Senior Legal Counsel & Assistant Corporate Secretary